INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

April 19, 2021

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Voya Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

Dear Ms. Dubey

This letter responds to comments provided to Angela Gomez, Jay Stamper, Gizachew Wubishet, and Anna Jagiello on March 25, 2021, by the Staff of the U.S. Securities and Exchange Commission ("Staff"), for Post-Effective Amendment No. 70 ("Amendment") to the Registration Statement of Voya Balanced Portfolio, Inc. ("Registrant"). The Amendment was filed on February 11, 2021, to the Registration Statement on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

GENERAL

1.Comment: The Staff requested that responses to the Staff's comments be filed via EDGAR at least five (5) business days prior to filing the 485(b) filing.

Response: The Registrant appreciates the Staff's request and will strive to adhere to that timeline.

2.Comment: With respect to Portfolios investing in convertible securities, the Staff requested that the Registrant specify whether convertible securities include contingent convertible securities ("CoCos"). If so, the Registrant should revise the disclosure to included CoCos securities in the "Principal Investments Strategies" section and add corresponding risk to "Principal; Risks" section. In addition, the Staff requested that the Registrant disclose the credit quality policy with respect to convertible securities investments.

Response: The Registrant has added additional disclosure with respect to the description of CoCos and the inherent risks of CoCos to its SAI and with respect to the credit quality of the convertibles securities investments the Registrant has appropriate risk disclosure included in the section entitled "More Information about the Portfolios."

FEES AND EXPENSES OF THE PORTFOLIO

3.Comment: The Staff requested that the Registrant confirm that all expense limitation agreements will be filed as exhibits to the 485(b) registration statement.

Response: The Registrant confirms.

4.Comment: The Staff requested that the Registrant confirm that all expense limitation agreements will extend for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

Page | 2

PRINCIPAL RISKS

5.Comment: The Staff requested that the "Principal Risks" section be prioritized in order of those most likely to adversely affect a Portfolio's net asset value, yield, and total return first, followed by the remaining risks placed in alphabetical order.

Response: The Registrant believes that the current risk disclosure, including the alphabetical ordering of the list of a Portfolio's principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund's portfolio "as a whole" is subject. Form N-1A does not contemplate any particular ordering of the risks summarized in Item 4. Additionally, the Registrant believes that rank- ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks to which a Portfolio's portfolio as a whole is subject.

6.Comment: The Staff requested that the "Company Risk" in the "Principal Risks" section be revised to better reflect what it describes (e.g. equities).

Response:	The Registrant appreciates the Staff's comment but believes that not further disclosure is necessary.

7.Comment: With respect to Portfolios investing in emerging markets, the Staff requested that the "Foreign Investments/Developing and Emerging Markets Risk" disclosure is tailored to describe the specific emerging markets that the Portfolios will use to achieve their investment objectives.

Response: The Registrant appreciates the Staff's comment but believes the disclosure adequately describes the risks entailed with investment in the emerging markets.

8.Comment: The Staff noted that "Investing through Bond Connect Risk" or "Investing through Stock Connect" are included as a "Principal Risk" for certain Portfolios but there is no disclosure in the "Principal Investment Strategies". The Staff requested that, if investing in China is a principal strategy of a Portfolio, disclosure is included in the "Principal Investment Strategies" section.

Response: The Registrant appreciates the Staff's comment but views investments through "Bond Connect" and "Stock Connect" as investments in emerging markets which is disclosed in a Portfolio's "Principal Investment Strategies."

PERFORMANCE INFORMATION

9.Comment: The Staff noted that, several Portfolios in the Registrant, compare their performance to two or more indices in the "Average Annual Total Returns" table and requests that the Registrant add disclosure pursuant to Instruction 2(b) of Item 4 of Form N-1A. This instruction states "If an additional index is included, disclosure information about the additional index in the narrative explanation accompanying the bar chart and table."

Response: The Registrant appreciates the Staff's comment and will make the necessary changes in future filings.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

Page | 3

PROSPECTUS COMMENTS TO SPECIFIC PORTFOLIOS

Voya Global High Dividend Low Volatility

10.Comment: The Staff requested that, given the term "High Dividend" in the Portfolio's name, an 80% test should be included pursuant to Rule 35d-1. Also, the Staff requested that the Registrant define what high dividend paying equity is for the purposed of the policy.

Response: The Registrant appreciates the Staff's comment but does not believe that "Dividend" is a term subject to Rule 35d-1 under the 1940 Act.

11.Comment: With respect to the use of "Global" in the name of the Portfolio, the Staff requested the

Registrant expand the disclosure with respect to how each Portfolio will be invested in countries economically tied throughout the world.

Response: The Registrant confirms that it has considered the Portfolio's current disclosure and policies in light of Rule 35d-1 under the 1940 Act. The Registrant believes that the disclosure cited by the Staff for the Portfolio currently stating that the Portfolio will invest in "[a] number of different countries" is consistent with footnote 42 of the Adopting Release. This footnote states that "[t]he terms 'international' and 'global,' however, connote diversification among investments in a number of different countries throughout the world, and 'international' and 'global' funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." The Registrant confirms that the Portfolio invests in a manner consistent with this expectation. The Registrant further notes that the portions of the Portfolio that are invested in U.S. and foreign countries will change in accordance with its strategy over time. Accordingly, the Registrant respectfully declines to add specific disclosure regarding its historical exposure. In light of the Staff's comment however, the Registrant will consider the adoption of an appropriate policy relating to funds that include "global" in their names for future filings.

12.Comment: The Staff requested that the Registrant consider moving language included in the "Principal Investment Strategy" section of the prospectus that reads "The Portfolio may invest in other investment companies, including exchange-traded funds"" from the disclosure to another location in the prospectus.

Response: The Registrant appreciates the Staff's comment but the Registrant believes that this disclosure is appropriate to include in response to Item 4 of Form N-1A.

13.Comment: The Staff requested that the Registrant revise the disclosure to clarify what it means to manage target beta and to neutralize region and sector exposure. In addition, the disclosure should also clarify how doing managing target beta and neutralizing region and sector exposure help achieve low volatility.

Response: The Registrant appreciates the Staff's comment and will consider revising the disclosure in the future.

Voya Growth and Income Portfolio

14.Comment: The Staff requested that, pursuant to General Instruction C3(a) on Form N-1A, the Registrant delete or move any additional language included in the investment objective section of each prospectus that would be considered strategy disclosure.

Response: The Registrant appreciates the Staff's comment but believes the portfolios' investment objectives are properly disclosed. In addition, any changes to these investment objectives would require a

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

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60 day notification to shareholders. These investment objectives have been stated in this manner since a portfolio's inception. Any new portfolios that are filed will contain investment objectives that do not contain any statements that would be considered investment strategy disclosure.

Voya Index Plus Large Cap Portfolio

15.Comment: The Staff requested that the Registrant remove the last sentence in the "Market Capitalization Risk" with respect to small and mid-capitalization companies as this is a large cap Portfolio and small-, mid-cap investments do not apply here.

Response: The Registrant appreciates the Staff's comment but the "Market Capitalization Risk" is a general risk outlining risk of investing in all three market capitalizations and risks carried by investing in each category. The Registrant believes that the broader risk allows investors greater understanding of the risks involved in investing in the large-capitalization companies in comparison to investing in small- and mid-capitalization companies.

Voya Intermediate Bond Portfolio

16.Comment: The Staff requested that, pursuant to General Instruction C3(a) of Form N-1A, the Registrant delete or move any additional language included in the investment objective section of each prospectus that would be considered strategy disclosure.

Response: The Registrant appreciates the Staff's comment but believes the portfolios' investment objectives are properly disclosed. In addition, any changes to these investment objectives would require a 60 day notification to shareholders. These investment objectives have been stated in this manner since a portfolio's inception. Any new portfolios that are filed will contain investment objectives that do not contain any statements that would be considered investment strategy disclosure.

17.Comment: The Staff requested that the following section be moved to the "Principal Risks" section as this language is not a principal strategy pursuant to Form N-1A General Instruction C3(a):

""The bigger the duration number, the greater the interest-rate risk or reward for the fixed-income instrument prices. For example, the price of a bond with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. Conversely, the price of a bond with an average duration of five years would be expected to rise approximately 5% if interest rates drop by 1%."

Response: The Registrant appreciates the Staff's comment but believes the disclosure is appropriate in its current location, in response to previous Staff comments.

18.Comment: The Staff noted that the Portfolio may invest in senior loans. The Staff requested that, if the Portfolio invests in "covenant-lite" senior loans as principal investment strategy, please add disclosure in the "Principal Investment Strategies" section and add corresponding risk disclosure in the "Principal Risks" section.

Response: The Registrant appreciates the Staff's comment and is adding additional risk disclosure to its SAI.

19.Comment: The Staff requested that the Registrant consider whether discontinuation of LIBOR should be included in the "Floating Rate Loans Risk.".

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

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Response: The Registrant has included updated disclosure with respect to LIBOR in the Portfolio's SAI.

Voya Small Company Portfolio

20.Comment: The Staff requested that, pursuant to General Instruction C3(a) on Form N-1A, the Registrant delete or move any additional language included in the investment objective section of each prospectus that would be considered strategy disclosure.

Response: The Registrant appreciates the Staff's comment but believes the portfolios' investment objectives are properly disclosed. In addition, any changes to these investment objectives would require a 60 day notification to shareholders. These investment objectives have been stated in this manner since a portfolio's inception. Any new portfolios that are filed will contain investment objectives that do not contain any statements that would be considered investment strategy disclosure.

MORE INFORMATION ABOUT THE PORTFOLIOS

21.Comment: The Staff requested that, pursuant to Item 9(b)(1) of Form N-1A, in addition to Voya Balanced Portfolio, the Registrant includes remaining Portfolio's "Principal Investment Strategies" in this section.

Response: The Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrant may choose to provide all required information in the section entitled "Principal Investment Strategies" in the summary prospectus without repeating it the statutory section of the prospectus. The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant's presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to "group the response to any item (other than Items 2 through

8)in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds." This presentation is also consistent with the Registrant's previous disclosure of this information and is followed by other funds in the industry.

HOW SHARES ARE PRICED

22.Comment: The Staff requested that the Registrant revise the disclosure below to remove ""and accepted"" from the sentence below.

"". Investments will be processed at the NAV next calculated after an order is received and accepted by a Portfolio or its designated agent. In order to receive that day's price, your order must be received by Market Close.

Response: The Registrant appreciates the Staff's comment but believes the current disclosure is appropriate.

PORTFOLO TURNOVER

23.Comment: The Staff requested that, if the portfolio turnover rate for any Portfolio exceeds 100%, the

Registrant should include frequent trading in the "Principal Investment Strategies" section and include a corresponding risk in the "Principal Risks" section.

Response: The Registrant appreciates the Staff's comment; however, the Registrant believes that no frequent trading disclosure is necessary in the "Principal Investment Strategies" section. In addition, any

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

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risks related to Portfolio Turnover are explained in Items 3 and 16(e) of Form N-1A and no additional risk needs to be included in the "Principal Risks" section.

STATEMENT OF ADDITIONAL INFORMATION

FUNDAMENTAL INVESTMENT RESTRICTIONS

24.Comment: The Staff requested that the Registrant revise fundamental restriction No. 2(i) to include "tax exempt and obligations issued by" in front of "any state or territory of the United States."

(i)there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state or territory of the United States, or any of their agencies, instrumentalities, or political subdivisions;

Response: The Registrant appreciate the comment but does not believe the restriction can be changed absent a shareholder vote.

25.Comment: The Staff requested that the Registrant revise fundamental restriction No. 2 to disclose that a Portfolio will consider holdings of other funds in which it invests when applying its concentration policy.

Response: The Registrant appreciate the comment but does not believe the restriction can be changed absent a shareholder vote.

NON-FUNAMENTAL INVESTMENT RESTRICTIONS

26. Comment: For all Portfolios subject to the 80% test under Rule 35d-1 of the 1940 Act regarding investment company names, the Staff requested that the Registrant confirms that, if a Portfolio uses derivatives to comply with such test, the derivatives are valued based on market value and not notional value.

Response: The Registrant confirms.

SIGNATURE PAGE

27.Comment: The Staff requested that the Registrant identify who is the principal financial officer or controller signing the signature page.

Response: In Mr. Todd Modic's role as Chief/Principal Financial Officer, he also serves the functions of a chief accounting officer. We look to formally revise his title in the future.

** * * * * * * * * * *

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

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Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli__________________

Paul A. Caldarelli

Vice President and Senior Counsel

Mutual Fund Legal Department

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP